UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

HORIZON BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

440407104

(CUSIP Number)

March 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440407104

1.	Names of Reporting Persons William Nathan Salin Family Irrevocable Trust #1 (the “Trust”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,877,130 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,877,130 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,877,130 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9% (2)

12.	Type of Reporting Person (See Instructions) OO

(1)         Margaret Jane Salin serves as the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power.

(2)         Based upon 44,926,337 shares outstanding as of March 26, 2019, as set forth in the Issuer’s registration statement filed on Form S-3 with the Securities and Exchange Commission on March 26, 2019.

CUSIP No. 440407104

1.	Names of Reporting Persons Margaret Jane Salin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,877,130 (3)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,877,130 (3)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,877,130 (3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 10.9% (4)

12.	Type of Reporting Person (See Instructions) IN

(3)         Consists of 4,877,130 shares of common stock held of record by the William Nathan Salin Family Irrevocable Trust #1 (the “Trust”). Ms. Salin serves as the sole trustee of the Trust and, in such capacity, has the sole power to voting and dispositive power.

(4)         Based upon 44,926,337 shares outstanding as of March 26, 2019, as set forth in the Issuer’s registration statement filed on Form S-3 with the Securities and Exchange Commission on March 26, 2019.

Explanatory Note

On March 26, 2019, Issuer completed its previously announced acquisition of Salin Bancshares, Inc., an Indiana corporation (“SBI”), pursuant to an Agreement and Plan of Merger dated October 29, 2018, and amended on December 18, 2018 (as amended, the “Merger Agreement”), between Issuer and SBI. Under the terms of the Merger Agreement, each SBI shareholder received fixed consideration of (i) $87,417.17 per share of SBI common stock in cash, and (ii) 23,907.50 shares of Issuer common stock for each share of SBI common stock. No fractional shares of Issuer common stock were issued in the Merger, but instead were paid out in cash. All shares of Issuer common stock beneficially owned by the persons filing this Schedule 13G were received in connection with Issuer’s acquisition of SBI.

Item 1.
	(a)	Name of Issuer: Horizon Bancorp, Inc. (“Horizon”)
	(b)	Address of Issuer’s Principal Executive Offices: 515 Franklin Street, Michigan City, Indiana 46360

Item 2.
	(a)	Name of Person Filing: A. William Nathan Salin Family Irrevocable Trust #1 (the “Trust”) B. Margaret Jane Salin
	(b)	Address of the Principal Business Office or, if none, Residence: A. The Trust: 10587 Coppergate Drive, Carmel, Indiana 46032 B. Ms. Salin: 10587 Coppergate Drive, Carmel, Indiana 46032
	(c)	Citizenship: A. The Trust is organized under the laws of the State of Indiana B. Ms. Salin is a citizen of the United States of America
	(d)	Title of Class of Securities: Common stock, no par value
	(e)	CUSIP No.: 440407104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Inapplicable.

Item 4.	Ownership.
A. The Trust:
	(a)	Amount beneficially owned: 4,877,130 (1)
	(b)	Percent of class: 10.9% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 4,877,130 (1)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,877,130 (1)
		(iv)	Shared power to dispose or to direct the disposition of: 0
B. Ms. Salin:
	(a)	Amount beneficially owned: 4,877,130 (3)
	(b)	Percent of class: 10.9% (2)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 4,877,130 (3)
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 4,877,130 (3)
		(iv)	Shared power to dispose or to direct the disposition of: 0

(1)         Ms. Salin serves as the sole trustee of the Trust and, in such capacity, has sole voting and dispositive power.

(2)         Based upon 44,926,337 shares outstanding as of March 26, 2019, as set forth in the Issuer’s registration statement filed on Form S-3 with the Securities and Exchange Commission on March 26, 2019.

(3)         Consists of 4,877,130 shares of common stock held of record by the Trust. Ms. Salin serves as the sole trustee of the Trust and, in such capacity, has the sole power to voting and dispositive power.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Inapplicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Inapplicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Inapplicable.

Item 8.	Identification and Classification of Members of the Group.
Inapplicable.

Item 9.	Notice of Dissolution of Group.
Inapplicable.

Item 10.	Certification.

By signing below each of the undersigned certify that, to the best of the undersigned’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

WILLIAM NATHAN SALIN FAMILY
IRREVOCABLE TRUST #1

/s/ Margaret Jane Salin
Margaret Jane Salin, Trustee

4/3/2019
Date

/s/ Margaret Jane Salin
Margaret Jane Salin

4/3/2019
Date